FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian exchanges.

Pursuant to Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give below the disclosure with respect to the equity shares and compulsorily convertible cumulative preference shares (CCCPS) which ICICI Bank Limited proposes to acquire in Avenues Payment India Private Limited (APIPL).

a.	Name of the target entity, details in brief as size, turnover etc.	Avenues Payment India Private Limited (FY18) Total Income (FY18) – Rs. 12 million.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”	This transaction does not constitute a related party transaction. ICICI Bank has no promoters. None of the group companies of ICICI Bank (including ICICI Bank) have any interest in the entity being acquired.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

c.	industry to which the entity being acquired belongs	APIPL provides a global remittance platform catering to both Business-to-Consumer (B2C) and Business-to-Business (B2B) market segments.
d.	objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Objective of this investment is to promote adoption of digital cross border remittance platforms for corporate and retail customers.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the acquisition of shareholding is below 10%, regulatory approval is not required.
f.	Indicative time period for completion of the acquisition	By end of October 2018.
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of Rs. 100.1 million.
h.	Cost of acquisition or the price at which the shares are acquired

Cash consideration of Rs. 100.1 million for 8.85% stake of Avenues Payment India Private Limited.

Details of the transaction: Purchase of 100 equity shares of Rs. 10.00 each at a share premium of Rs. 6,142.00 each, and 16,155 CCCPS of Rs. 100.00 each at a share premium of Rs. 6,052.00 each.

i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post investment, ICICI Bank will hold 8.85% stake in Avenues Payment India Private Limited through acquisition of 100 equity shares and 16,155 CCCPS on as-if-converted basis.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Avenues Payment India Private Limited (APIPL)

Date of incorporation: January, 2012

Products/Line of business: APIPL provides a global remittance platform catering to both Business-to-Consumer (B2C) and Business-to-Business (B2B) market segments.

History of last 3 years turnover:

FY16: Rs. 4.0 million

FY17: Rs. 6.3 million

FY18: Rs. 12.0 million

Country of presence: India, United Kingdom and Australia.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 21, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager